

October 31, 2023

Thomas Ao
Chief Financial Officer
Nocturne Acquisition Corp
P.O. Box 25739
Santa Ana, CA 92799

> **Re: Nocturne Acquisition Corp**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed May 26, 2023**
> **Form 10-Q/A for the quarterly period ended June 30, 2023**
> **Filed September 20, 2023**
> **File No. 001-40259**

Dear Thomas Ao:

We have reviewed your September 20, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 5, 2023 and August 7, 2023 letters.

Form 10-Q/A for the quarterly period ended June 30, 2023

Exhibits 31.1 and 31.2, page 2

1. We note your response to our comments and the amended Form 10-K for the year ended December 31, 2022 and amended Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023. We continue to note that your certifications do not conform exactly to the language set forth in Item 601(b)(31)(i) of Regulation S-K. Please amend your Form 10-K for the year ended December 31, 2022 to revise the certifications to include language in paragraph 3. In addition, please amend your Forms 10-Q for the quarterly periods ended March 31, 2023 and June 30, 2023 to revise the certifications to include language in paragraph 3 and internal control over financial reporting language within the introductory sentence of paragraph 4. Refer to Regulation S-K C&DI 246.13.

      Please contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction